 Exhibit (n)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and "Independent Registered Public Accounting Firm" in the Statement of Additional Information, each dated November 14, 2023, and each included in this Post-Effective Amendment No. 1 to the Registration Statement (Form N-2, File No. 333-262496) of ARK Venture Fund (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated September 29, 2023 with respect to the consolidated financial statements and financial highlights of Ark Venture Fund included in the Annual Report to Shareholders (Form N-CSR) for the period from September 1, 2022 (commencement of operations) to July 31, 2023, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

November 13, 2023